OFFICE DEPOT
                                                                    NEWS RELEASE
--------------------------------------------------------------------------------
CONTACT: Eileen H. Dunn
         Vice President, Investor Relations/Public Relations
         561/438-4930
         edunn@officedepot.com
         ---------------------



            OFFICE DEPOT ANNOUNCES FOURTH QUARTER AND FY 2002 RESULTS

                                 FOURTH QUARTER
                                 --------------

                    o    4Q SALES GREW 2% TO $2.8 BILLION
                    o    OPERATING PROFIT GREW 32%
                    o    EPS GREW 54%

                                2002 FISCAL YEAR
                                ----------------
                    o    FY 2002 SALES ROSE 2%
                    o    E-COMMERCE SALES REACHED $2.1 BILLION
                    o    OPERATING PROFIT ROSE 41%; EPS INCREASES 48%
                    o    FY 2002 FREE CASH FLOW TOTALED $500 MILLION


(DELRAY BEACH, FL) FEBRUARY 13, 2003 -- OFFICE DEPOT, INC. (NYSE: ODP), the world's largest seller of office products, today announced fourth quarter and year-end results for the fiscal periods ended December 28, 20021.

FOURTH QUARTER PERFORMANCE
Total Company sales for the fourth quarter grew 2% to $2.8 billion compared to the fourth quarter of 2001. Worldwide comparable sales in the 885 stores and 39 delivery centers that have been open for more than one year were flat for the fourth quarter of 2002. Worldwide e-commerce sales grew 28% to $553 million during the period.

Operating profit for the fourth quarter increased 32% to $101.9 million compared to the same period in 2001. Earnings from continuing operations include charges of $8.4 million ($0.02 per share) in the fourth quarter of 2002 and $11.6 million ($0.02 per share) in the fourth quarter of 2001, primarily to adjust lease termination costs for the remaining stores in the group of 70 stores closed in early 2001. Also, the Company's Australian operations are reported as discontinued operations for all periods. Total Company diluted earnings per share rose 54% to $0.20 for the fourth quarter from $0.13 in the comparable period last year. On a non-GAAP basis, diluted earnings per share excluding discontinued operations ($0.01 per share) and lease termination adjustments totaled $0.23 for the quarter.



--------
1 All EPS amounts are presented on a Generally Accepted Accounting Principles
(GAAP) basis unless otherwise indicated.

FY 2002 PERFORMANCE
Total Company sales for fiscal 2002 grew 2% to $11.4 billion compared to the same period of 2001. Worldwide comparable sales in the 885 stores and 39 delivery centers that have been open for more than one year were flat for the full year 2002. Worldwide e-commerce sales grew 34% to $2.1 billion for fiscal 2002.

For the 2002 fiscal year, operating profit increased 41% to $499.7 million compared to the same period in 2001. Earnings from continuing operations for 2002 include $14.4 million ($0.03 per share) of costs related to the settlement of the potential class action litigation in the state of California and $6.7 million of cost ($0.01 per share) in net adjustments to the lease terminations estimates referenced above. Earnings from continuing operations for 2001 included charges for the resolution of a legal claim and $8.4 million in lease termination costs (together, $0.05 per share). Total Company diluted earnings per share rose 48% to $0.98 for the full year compared to the same period in 2001. Diluted earnings per share excluding discontinued operations and the charges identified above (on a non-GAAP basis) totaled $1.02 for the full year.

BRUCE NELSON, OFFICE DEPOT'S CHAIRMAN & CEO, COMMENTED, "2002 was a year of tremendous achievement at Office Depot. We relentlessly pursued our objective of profitably growing our business, with a keen eye on driving shareholder value across all of our business channels. We remained focused on providing fanatical customer service, while managing costs and investing a disproportionate amount of our capital to growth in Europe, our fastest growing, most profitable business segment. Our experienced senior management team made the right decisions to manage the business this year, and we reaped the rewards in generating a 48% increase in earnings per share following a strong performance in 2001.

"We believe our 2002 results provide strong evidence of our ability to generate solid earnings growth, even in spite of a challenging sales environment in our North American retail stores. Our tremendous operating performance resulted in a 24% increase in our return on net assets (RONA), reaching 10.5% in 2002 versus 8.5% in 2001. Our strong balance sheet and free cash flow provide security and flexibility for future growth. Our cash position reached almost $900 million at the end of the year, despite the redemption during the third quarter of over $240 million in long-term debt (LYONS(R).)

"Consistent execution in our North American retail stores resulted in a strong operating performance in 2002 despite negative comparable sales. Our results were driven by solid gross margin gains throughout the year from tight sku/category management, increased global sourcing and private label initiatives, as well as continued product mix shifts away from lower margin technology. These improvements, coupled with tight cost controls and other operational changes such as our new store payroll model have positioned us to benefit from any incremental lift in the current economic climate.

"2002 was a year of dramatic improvement in operating performance for our Business Services Group. Our North American warehouse operations achieved the highest service levels in Office Depot's history, and at the same time reduced operating and selling costs by 177 basis points. In addition, given our steady sales growth and sustainable improvement in gross margins, this business reported a 25% increase in segment operating profit to a record 9% of sales for the full year, compared to 8% in 2001.

"In 2002, our rapidly growing International business posted another record year. We successfully opened direct mail operations in three new countries (Switzerland, Spain and Portugal), supported growth in four new contract businesses, while adding two new sales forces in Italy and Germany. We added a net of seven new stores in France, made several changes to our Japanese operations, and launched nine new European Web sites for our Office Depot contract and Viking Direct sales channels. We accomplished all of this with only a 72 basis point reduction in our segment operating profit in 2002 (excluding a $10.2 million gain on the sale of a warehouse in 2001). Our International businesses now account for over 14% of consolidated worldwide revenues, and represent 21% of consolidated segment operating profit. This business continues to have strong growth potential across all brands and channels, and we will continue to allocate a disproportionate share of our capital to accelerate our growth potential outside of North America, especially in the European market.

"Throughout 2002 we believe that we consistently delivered on our promises. We continue to see strength across all of our businesses in nearly all of our key operating, quality, customer service and employee retention metrics. Our supply chain remains best in class in our segment, with the highest inventory turns and customer service levels."

FISCAL YEAR 2002 HIGHLIGHTS
     o    Named several key members to the Office Depot senior management team:
          o Jocelyn Carter-Miller to the position of Executive Vice President, Chief Marketing Officer; David D'Arezzo to the position of Executive Vice President of Merchandising and Replenishment; and Patricia B. Morrison to the position of Executive Vice President, Chief Information Officer.
     o    Completed several important international growth initiatives:
          o Entered Switzerland, Spain and Portugal with Viking Direct catalog/direct mail business.
          o Expanded European BSD into Italy and Germany with addition of contract sales operations.
     o Furthered our worldwide industry leading position in global e-commerce sales. Worldwide e-commerce sales were $553 million in the fourth quarter, an increase of 28% over the prior year, and reached $2.1 billion for the full year, an increase of 34% over 2001.
          o Launched an office products store on Amazon.com. This new e-commerce alliance reaches out to personal-use shoppers and offers more than 50,000 products, including basic office supplies, technology products and home office furniture.
          o    Launched six new Viking E-Commerce Web sites in Europe: one in
               Ireland (www.vikingdirect.ie); two in Belgium - one for our
               Dutch-speaking customers at www.vikingdirect.be and one for our French-speaking customers at www.viking-direct.be; two in Switzerland - one for German-speaking customers at www.vikingdirekt.ch and one for French-speaking customers at www.viking-direkt.ch; one in Luxembourg at www.viking-direct.lu.
          o Launched new Web sites for contract customers in the Netherlands (http://bsdnet.officedepot.nl), Ireland
               (http://bsdnet.officedepot.ie) and France
               (http://bsdnetofficedepot.fr).

     o Redeemed the Series 1992 Liquid Yield Option Notes (LYONs(R)), due December 2007, at 100% of the principal amount, plus accrued interest through the redemption date in August. The redemption reduced the Company's indebtedness by approximately $241 million and affected diluted earnings per share by an amount approximately equivalent to the repurchase of 13.8 million shares.
     o Reached agreement to sell the Company's Australian operations to Coles Myer Ltd., as we focused our attention on markets where we have the opportunity to hold the number one or number two market position. As a result of our decision, we accounted for our results in Australia as "discontinued operations" for all periods presented in this press release.


OUTLOOK FOR 2003:
-----------------
Mr. Nelson continued, "As we look forward to 2003, we do not see many encouraging signs that we can expect a significant improvement in the overall economic environment during the first half of the year. As a result, based on this very early view of 2003, we now believe that EPS growth this year will be in the range of 5-10% over 2002 EPS of $0.98 per share. This does not reduce our longer-term outlook for our business, but simply reflects our conservative view of the broader economy.

"We are planning for improvement in North American retail comps in 2003, with the second half stronger than the first half. Given current sales trends, we now expect North American retail comps to remain negative in the first half of the year but to turn flattish to slightly positive in the third and fourth quarters. In our North American BSG, we are looking for solid sales growth in 2003, as we continue to gain market share. For the full year, we believe BSG will grow in the mid to high-single digit range. Our International business is expected to continue to be our fastest growing business and will grow (in U.S. dollars) in the mid to high teens range in 2003.

"Total Company gross margins are planned at current levels (with the exception of product mix changes) and we plan to keep tight control over our cost structure. Other key assumptions for 2003 include:

               o    Opening 40 new North American Retail stores
               o    Opening 5-10 new retail stores in France & Japan
               o    Launching retail in Spain
               o    Spending capital in the $250-300 million range
               o    Generating free cash flow of approximately $250-300 million

Mr. Nelson continued: "In 2003, we will build on the tremendous operating strength we achieved in 2002. We are relentlessly focused on increasing shareholder value by driving RONA and growing our businesses in a variety of ways. Our disciplined capital management and strong operational cash flow in 2002 resulted in an enviable cash position of almost $900 million at the end of 2002. We plan to use this cash to grow shareholder value, including strategic and opportunistic acquisitions, that will position us for incremental growth and leverage our strengths and core competencies."

CONSOLIDATED OPERATING PROFIT
-----------------------------

We use segment operating profit to manage the individual business units because this measure captures the sales and direct activity of each segment's operations. General and administrative expenses are not allocated to our segments because they are considered indirect or corporate activities and the cost of assigning these expenses to our operating units exceeds the benefits we would receive. Segment operating profit, however, should not be considered an alternative to operating profit or net earnings. We have provided below a reconciliation of the total segment operating profit (a non-GAAP measure) to consolidated operating profit. The discussions that follow show sales, cost of sales and direct costs by segment.


TOTAL COMPANY


                                                         Fourth Quarter                 Fiscal Year

-------------------------------------------------- ------------ --------------- -------------- --------------
(In millions of dollars)                                  2002            2001           2002           2001
-------------------------------------------------- ------------ --------------- -------------- --------------
Sales                                                 $2,841.7        $2,782.4      $11,356.6      $11,082.1

COGS and Occupancy Costs                               1,997.7         1,972.6        8,022.7        7,940.1
                                                       -------         -------        -------        -------

     Gross Profit                                        844.0           809.8        3,333.9        3,142.0

Operating and Selling Expenses                           611.1           597.0        2,331.3        2,322.6

Facility Closure Costs                                     8.4            11.6            6.7            8.4
                                                           ---            ----            ---            ---

     Segment Operating Profit                            224.5           201.2          995.9          811.0

General and Administrative Expenses                      119.7           120.0          486.3          445.5

Other Operating Expenses                                   2.9             4.0            9.9           12.1
                                                           ---             ---            ---           ----

         Operating Profit                               $101.9           $77.2         $499.7         $353.4
-------------------------------------------------- ------------ --------------- -------------- --------------



SEGMENT RESULTS
---------------


NORTH AMERICAN RETAIL (See note above)

                                                        Fourth Quarter                  Fiscal Year

------------------------------------------------ -------------- --------------- -------------- --------------
(In millions of dollars)                                  2002            2001           2002           2001
------------------------------------------------ -------------- --------------- -------------- --------------
Sales                                                 $1,429.2        $1,477.7       $5,804.4       $5,842.6

COGS and Occupancy Costs                               1,076.4         1,119.1        4,351.2        4,479.1
                                                       -------         -------        -------        -------

     Gross Profit                                        352.8           358.6        1,453.2        1,363.5

Operating and Selling Expenses                           262.2           266.0        1,027.1        1,046.7

Facility Closure Costs                                     8.4            11.6            6.4            8.5
                                                           ---            ----            ---            ---

     Segment Operating Profit                            $82.2           $81.0         $419.7         $308.3
------------------------------------------------ -------------- --------------- -------------- --------------


North American retail sales declined 3% for the fourth quarter and 1% for the full year. During the fourth quarter, comparable store sales in the 848 stores throughout the U.S. and Canada that have been open for more than one year declined 4%. Comparable sales results were affected by a disappointing 2002 holiday season and continued negative comparable sales results in furniture and technology. Traffic was down slightly, and the average transaction size was down 1% over the same period last year, reflecting continued weakness in furniture and technology sales. Desktop and laptop sales were down 17% during the fourth quarter while overall technology hardware was down 10% for the period. In addition, furniture sales were down 7% over the same period last year. For the full fiscal year, comparable sales in the 848 stores throughout the U.S. and Canada that have been open for more than one year declined 2%.

Gross margins improved 42 basis points during the fourth quarter and 170 basis points for fiscal year 2002. The improvement in gross margins resulted from the continued product mix shift away from technology, as well as benefits from disciplined sku/category management and increased sales of private label and globally sourced products.

Although sales softness did result in some de-leveraging, operating cost controls remained tight throughout the fourth quarter and resulted in a 6.3% operating margin, excluding the $8.4 million increase in lease termination costs primarily relating to the remaining stores in the group of 70 stores closed in early 2001. For the full year, our operating profit margin reached 7.6%, excluding the net $6.4 million in store lease termination costs and $14.4 million of legal settlement costs, and reflects the Company's solid gross margin gains and strong cost controls, as well as benefits from re-engineering several store operational processes rolled out during the second half of 2002.

Office Depot continued to expand its store base during the fourth quarter by opening seven new stores, relocating one store and closing one under-performing store, for a total of six net new stores. For the year, a total of 21 new stores were opened in North America, most of them in existing markets, where we continue to find desirable real estate sites that enhance our current market position and build density. During the year, eight stores were relocated and 13 under-performing stores were closed. At the end of fiscal 2002, Office Depot operated a total of 867 office product superstores throughout the U.S. and Canada.


BUSINESS SERVICES GROUP (See note above)


                                                        Fourth Quarter                  Fiscal Year

------------------------------------------------ -------------- --------------- -------------- --------------
(In millions of dollars)                                  2002            2001           2002           2001
------------------------------------------------ -------------- --------------- -------------- --------------
Sales                                                   $963.6          $921.1       $3,913.9       $3,763.0

COGS and Occupancy Costs                                 652.5           622.9        2,684.7        2,574.0
                                                         -----           -----        -------        -------

     Gross Profit                                        311.1           298.2        1,229.2        1,189.0

Operating and Selling Expenses                           222.9           223.7          864.6          897.8
                                                         -----           -----          -----          -----

     Segment Operating Profit                            $88.2           $74.5         $364.6         $291.2
------------------------------------------------ -------------- --------------- -------------- --------------


Sales in our Business Services Group grew 5% during the fourth quarter and 4% for the full year. While catalog sales growth remains negative, the contract business grew over 6% during the fourth quarter. This growth is primarily attributable to market share gains as well as solid growth in the Company's revitalized national accounts program. Growth rates for the quarter were on track in essentially all markets, with particular strength in our Eastern region. Our West Coast sales were positive, which represents a further improvement from the first half of 2002. Domestic e-commerce sales grew by 26% during the quarter, continuing our industry leadership position in this channel.

Segment operating profit improved 107 basis points during the fourth quarter and 158 basis points for the full year. Gross margins were 9 basis points lower for the fourth quarter and 19 for the full year, reflecting the impact of lower-margin 4Sure.com business, growth in the Company's national accounts business and overall merchandise mix changes. Operating and selling expenses decreased by 115 basis points during the fourth quarter and 177 basis points for the full year, and reflect continued improvements in productivity and efficiency in our North American warehouses. As a result, our North American BSG business reported a 9% operating margin for both the fourth quarter and the full year. These results compare with operating margins of 8% for the same periods in 2001.

Our North American warehouses continue to make progress in driving down costs and increasing productivity and efficiency. Virtually all of our key operating and customer service metrics showed continued improvement and customer complaints remained at historical lows.


INTERNATIONAL DIVISION (See note above)


                                                        Fourth Quarter                  Fiscal Year

------------------------------------------------ -------------- --------------- -------------- --------------
(In millions of dollars)                                  2002            2001           2002           2001
------------------------------------------------ -------------- --------------- -------------- --------------
Sales*                                                  $449.7          $385.0       $1,641.4       $1,480.1

COGS and Occupancy Costs*                                269.1           230.8          988.1          888.4
                                                         -----           -----          -----          -----

     Gross Profit*                                       180.6           154.2          653.3          591.7

Operating and Selling Expenses*                          126.3           108.0          441.2          379.5
                                                         -----           -----          -----          -----

     Segment Operating Profit*                           $54.3           $46.2         $212.1         $212.2
------------------------------------------------ -------------- --------------- -------------- --------------
* EXCLUDES COMPANY'S RESULTS FROM DISCONTINUED AUSTRALIAN OPERATIONS



Our International Division sales grew 6% in local currencies and 17% in U.S. dollars during the fourth quarter, primarily resulting from the continued strong results in our European operations. For the full year, our International growth was 6% in local currencies and 11% in U.S. dollars.

International sales were positively impacted by foreign exchange rates in the fourth quarter by $40 million and $67 million for the full year. International Division segment operating profit also benefited from foreign exchange rates by $5 million during the fourth quarter and $9 million for the full year.

Segment gross margins increased during the fourth quarter by 11 basis points, primarily attributable to better buying and increasing sales of private label products. Gross margins declined 18 basis points for the full year, reflecting the impact of higher levels of prospecting in new countries and the increased sales volume of the Company's European contract business, offset by better buying and higher globally sourced and private label products. Operating and selling expenses increased 3 basis points in the fourth quarter and 124 basis points for the full year. However, excluding a $10.2 million gain on the sale of a warehouse in 2001, operating and selling expenses for the full year increased 55 basis points, reflecting the costs associated with startup operations in Switzerland, Spain and Portugal, five new stores in France, changes to the Company's operations in Japan, increased payroll costs related to the addition of new contract sales representatives in Italy and Germany and nine new Web sites for the Company's Office Depot contract and Viking Direct customers. This segment continues to generate impressive profitability and free cash flow in spite of the enormous investments we are making in new countries, new channels and a rapidly growing retail presence in France.

Earlier this year, the Company announced that it had reached an agreement to sell its Australian operations to Coles Myer Ltd., which we consummated in January of 2003. Accordingly, the current and prior period results are excluded from the table above and are presented as a single line of discontinued operations in the Company's financial information.

The Company also announced earlier today, that it plans to launch its first retail stores in Spain in April of this year. The Company has targeted Madrid and the surrounding area for six new stores to be open by mid 2003, with additional stores slated for the near future.

Office Depot has retail stores, through a combination of wholly owned operations, joint ventures and international licensing agreements, in the following countries:


OFFICE DEPOT INTERNATIONAL RETAIL ACTIVITY


                                                   Fourth Quarter Activity           Open at Year End

------------------------------------------------ -------------- --------------- -------------- --------------
               Number of Stores                     Opened          Closed          2002           2001
------------------------------------------------ -------------- --------------- -------------- --------------
Mexico                                                       6                             76             61
France *                                                     5                             37             30
Israel                                                       1                             26             23
Poland                                                                       2             13             15
Japan *                                                      1                             13              9
Hungary                                                                                     3              3
Thailand                                                     1                              3              2
                                                 -------------- --------------- -------------- --------------
     Total                                                  14               2            171            143
------------------------------------------------ -------------- --------------- -------------- --------------
* Office Depot wholly-owned stores


Along with its retail stores, the Company also sells products and services through its delivery and catalog operations in 20 countries outside of the United States and Canada.

--------------------------------------------------------------------------------
CONFERENCE CALL INFORMATION
Office Depot will hold a conference call for investors and analysts at 8:00 a.m. (Eastern Time) on today's date. The conference call will be available to all investors via Webcast at www.officedepot.com under Company Info/Investor Relations. Interested parties may contact Investor Relations at 561-438-1680 for further information on the conference call.
--------------------------------------------------------------------------------

ABOUT OFFICE DEPOT
We believe that no one sells more office products to more customers in more countries through more channels than Office Depot. As the largest seller of office products around the world, the Company operates under the Office Depot(R), Viking Office Products(R), Viking Direct(R) and 4Sure.com(R) brand names. As of December 28, 2002, Office Depot operated 867 office supply superstores in the United States and Canada, in addition to a national business-to-business delivery network supported by 24 delivery centers, more than 60 local sales offices and 13 regional call centers. Furthermore, the Company sells products and services in 20 countries outside of the United States and Canada, including 37 office supply stores in France and 13 in Japan that are owned and operated by the Company; and 121 additional office supply stores under joint venture and licensing agreements operating under the Office Depot(R) name in seven foreign countries.

The Company also operates an award-winning U.S. Office Depot brand Web site at www.officedepot.com where customers can access Office Depot's low competitive prices seven days a week, twenty-four hours a day. The Company also operates 32 other Web sites in the U.S. and 14 international countries including: Austria, Belgium, Canada, France, Japan, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Switzerland and the United Kingdom.

Office Depot's common stock is traded on the New York Stock Exchange under the symbol ODP and is included in the S&P 500 Index.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AS AMENDED. FORWARD-LOOKING STATEMENTS, INCLUDING WITHOUT LIMITATION ALL OF THE PROJECTIONS AND ANTICIPATED LEVELS OF FUTURE PERFORMANCE, INVOLVE RISKS AND UNCERTAINTIES WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. THESE RISKS AND UNCERTAINTIES ARE DETAILED FROM TIME TO TIME BY OFFICE DEPOT IN ITS FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC"), INCLUDING WITHOUT LIMITATION ITS MOST RECENT FILING ON FORM 10-K, FILED ON MARCH 22, 2001 AND SUBSEQUENT 10-Q FILINGS, INCLUDING OUR MOST RECENT 10-Q, FILED ON OCTOBER 29, 2002 AND IN OUR 8-K FILINGS MADE FROM TIME TO TIME. YOU ARE STRONGLY URGED TO REVIEW ALL SUCH FILINGS FOR A MORE DETAILED DISCUSSION OF SUCH RISKS AND UNCERTAINTIES. THE COMPANY'S SEC FILINGS ARE READILY OBTAINABLE AT NO CHARGE AT WWW.SEC.GOV AND AT WWW.FREEEDGAR.COM, AS WELL AS ON A NUMBER OF OTHER COMMERCIAL WEB SITES. WE WILL BE FILING OUR REPORT ON FORM 10-K NEXT MONTH, ALONG WITH OUR ANNUAL REPORT FOR 2002 AND OUR PROXY STATEMENT, AND WE WILL HOLD OUR ANNUAL MEETING ON MAY 1, 2003.


                                                     OFFICE DEPOT, INC.
                                             CONSOLIDATED STATEMENTS OF EARNINGS
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                        (UNAUDITED)



                                                  13 WEEKS            13 WEEKS            52 WEEKS            52 WEEKS
                                                    ENDED               ENDED               ENDED               ENDED
                                                 DECEMBER 28,       DECEMBER 29,        DECEMBER 28,        DECEMBER 29,
                                                    2002                2001                2002                2001
                                              ------------------  ------------------  ------------------  ------------------

Sales                                               $2,841,720          $2,782,409         $11,356,633         $11,082,112
Cost of goods sold and occupancy costs               1,997,672           1,972,578           8,022,663           7,940,067
                                              ------------------  ------------------  ------------------  ------------------

  Gross profit                                         844,048             809,831           3,333,970           3,142,045

Store and warehouse operating
  and selling expenses                                 611,078             596,977           2,331,384           2,322,577
General and administrative expenses                    119,714             119,962             486,279             445,538
Facility closure costs                                   8,441              11,600               6,744               8,436
Other operating expenses                                 2,921               4,068               9,855              12,125
                                              ------------------  ------------------  ------------------  ------------------
                                                       742,154             732,607           2,834,262           2,788,676

  Operating profit                                     101,894              77,224             499,708             353,369

Other income (expense):
  Interest income                                        4,589               5,010              18,509              12,980
  Interest expense                                      (9,597)            (13,029)            (46,195)            (43,339)
  Miscellaneous income (expense), net                    3,768              (5,196)              7,183              (9,057)
                                              ------------------  ------------------  ------------------  ------------------

Earnings from continuing
  operations before income taxes                       100,654              64,009             479,205             313,953

Income taxes                                            35,233              21,514             167,722             112,296
                                              ------------------  ------------------  ------------------  ------------------

   Earnings from continuing operations                  65,421              42,495             311,483             201,657

   Discontinued operations                              (2,538)             (2,215)               (775)               (614)
                                              ------------------  ------------------  ------------------  ------------------

Net earnings                                         $  62,883           $  40,280          $  310,708          $  201,043
                                              ==================  ==================  ==================  ==================


Earnings per common share from
 continuing operations:
   Basic                                              $   0.21            $   0.14            $   1.02            $   0.68
   Diluted                                                0.21                0.14                0.98                0.66

Net earnings per common share:
   Basic                                                  0.20                0.13                1.01                0.67
   Diluted                                                0.20                0.13                0.98                0.66

Weighted average number of common
 shares outstanding:
   Basic                                               307,662             300,661             306,778             298,054
   Diluted                                             311,984             322,081             322,200             316,424





                               OFFICE DEPOT, INC.
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                          AS OF                     AS OF
                                                                       DECEMBER 28,              DECEMBER 29,
                                                                           2002                      2001
                                                                    -------------------       -------------------
Assets

Current assets:
  Cash and cash equivalents                                                $  877,088                $  565,388
  Short-term investments                                                        6,435                       ---
  Receivables, net                                                            771,632                   774,175
  Merchandise inventories, net                                              1,305,589                 1,253,420
  Deferred income taxes                                                       143,073                   148,490
  Prepaid expenses and other assets                                           105,898                    81,908
                                                                    -------------------       -------------------
     Total current assets                                                   3,209,715                 2,823,381

Property and equipment, net                                                 1,118,062                 1,099,618
Goodwill, net                                                                 257,797                   242,762
Other assets                                                                  180,238                   165,882
                                                                    -------------------       -------------------
                                                                          $ 4,765,812               $ 4,331,643
                                                                    ===================       ===================
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                                        $ 1,173,973               $ 1,058,436
  Accrued expenses and other current liabilities                              662,490                   617,210
  Income taxes payable                                                        139,431                   107,347
  Current maturities of long-term debt                                         16,115                   318,521
                                                                    -------------------       -------------------
     Total current liabilities                                              1,992,009                 2,101,514

 Deferred income taxes and other credits                                       64,721                    64,139
 Long-term debt, net of current maturities                                    411,970                   315,331
 Zero coupon, convertible subordinated notes                                      ---                     2,221

Commitments and Contingencies

Stockholders' Equity
 Common stock - authorized 800,000,000 shares
    of $.01 par value; issued 393,905,052 in
    2002 and 385,538,340 in 2001                                                3,939                     3,855
 Additional paid-in capital                                                 1,118,028                 1,007,088
 Unamortized value of long-term incentive stock grant                          (1,295)                   (2,578)
 Accumulated other comprehensive income (loss)                                  1,165                   (71,273)
 Retained earnings                                                          2,028,442                 1,717,734
 Treasury stock, at cost - 85,389,591 shares in 2002
    and 82,443,170 shares in 2001                                            (853,167)                 (806,388)
                                                                    -------------------       -------------------
                                                                             2,297,112                 1,848,438
                                                                    -------------------       -------------------
                                                                          $ 4,765,812               $ 4,331,643
                                                                    ===================       ===================


                               OFFICE DEPOT, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)


                                                                              52 WEEKS                  52 WEEKS
                                                                                ENDED                    ENDED
                                                                            DECEMBER 28,              DECEMBER 29,
                                                                                2002                      2001
                                                                         --------------------      -------------------

Cash flows from operating activities:
  Net earnings                                                                   $  310,708               $  201,043
  Adjustments to reconcile net earnings to net cash provided by operating activities:
       Discontinued operations                                                          775                      614
       Depreciation and amortization                                                200,747                  198,222
       Charges for losses on inventories and receivables                             93,220                  108,690
       Net earnings from equity method investments                                   (9,279)                 (10,892)
       Accreted interest on zero coupon, convertible subordinated
         notes                                                                        7,558                   11,308
       Employee stock benefit plans                                                   2,616                    5,001
       Deferred income tax (benefit) expense                                         (9,994)                     197
       Net loss on investment securities                                              2,998                   14,100
       Loss (gain) on disposal of property and equipment                              1,465                   (5,273)
       Facility closure costs and impairment charges                                 12,130                   43,623
       Other operating activities                                                    24,660                      ---
       Changes in assets and liabilities
              Decrease in receivables                                                11,668                   83,581
              (Increase) decrease in merchandise inventories                        (99,487)                  75,238
              Net (increase) decrease in prepaid expenses and other
                    assets                                                          (18,169)                   8,961
              Net increase in accounts payable, accrued expenses
                    and deferred credits                                            170,281                   11,528
                                                                         --------------------      -------------------
  Total adjustments                                                                 391,189                  544,898
                                                                         --------------------      -------------------
     Net cash provided by operating activities                                      701,897                  745,941
                                                                         --------------------      -------------------

Cash flows from investing activities:
  Purchase of short-term investments                                                 (6,435)                      ---
  Purchase of investment securities                                                  (2,151)                      ---
  Acquisitions                                                                          ---                  (45,960)
  Capital expenditures                                                             (202,218)                (208,056)
  Proceeds from sale of property and equipment                                       11,338                    20,945
                                                                         --------------------      -------------------
     Net cash used in investing activities                                         (199,466)                (233,071)
                                                                         --------------------      -------------------

Cash flows from financing activities:
  Net proceeds from exercise of stock options and sale of stock
      under employee stock purchase plans                                            88,898                   52,962
  Repurchase of common stock for treasury                                           (45,869)                  (4,193)
  Proceeds from issuance of long-term debt                                               ---                 266,286
  Payments on long- and short-term borrowings                                       (12,350)                (400,458)
  Repurchase of zero coupon, convertible subordinated notes                        (243,304)                      ---
                                                                         --------------------      -------------------
     Net cash used in financing activities                                         (212,625)                 (85,403)
                                                                         --------------------      -------------------

 Effect of exchange rate changes on cash and cash equivalents                        21,894                   (8,537)
                                                                         --------------------      -------------------

  Net increase in cash and cash equivalents                                         311,700                  418,930
     Cash and cash equivalents at beginning of period                               565,388                  146,458
                                                                         --------------------      -------------------
     Cash and cash equivalents at end of period                                  $  877,088               $  565,388
                                                                         ====================      ===================
